# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gloo Holdings, Inc., CIK 0002069785
CUSIP: 379598105
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, Colorado (CO), 80302
Date of event which requires filing of this statement: 11/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002104984

## Reporting persons
- EKO Real Estate Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); sole voting power 0; shared voting power 1,250,000; sole dispositive power 0; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,250,000 (11.1% of the class)
- Erik S. Olson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 25,641; shared voting power 2,322,084; sole dispositive power 25,641; shared dispositive power 2,322,084; aggregate amount beneficially owned 2,347,725 (19% of the class)

## Item 1. Issuer
Name of issuer: Gloo Holdings, Inc.
Address of issuer's principal executive offices: 831 Pearl Street, Boulder Colorado 80302

## Item 2. Person Filing
Name of person filing:
EKO Real Estate Holdings, LLC
Erik S. Olson
Address of principal business office or, if none, residence: 9085 Marshall Ct, Westminster, CO, 80031
Citizenship: EKO Real Estate Holdings, LLC is a limited liability company organized in Colorado. Erik S. Olson is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: EKO Real Estate Holdings, LLC beneficially owns 1,250,000 shares of Class A Common Stock, par value $0.001 per share ("Class A Common Stock"). Erik S. Olson beneficially owns 2,347,725 shares of Class A Common Stock, consisting of 1,250,000 shares of Class A Common Stock owned by EKO Real Estate Holdings, LLC, a limited liability company of which the reporting person is a member and a manager, 828,123 shares of Class B Common Stock owned jointly by the reporting person and his spouse and 243,961 shares of Class B Common Stock owned indirectly through a limited liability company of which the reporting person is a member and a manager.
Percent of class: EKO Real Estate Holdings, LLC beneficially owns 11.1% of the total outstanding shares of Class A Common Stock. Erik S. Olson beneficially owns 19.0% of the total outstanding shares of Class A Common Stock.
Sole power to vote or to direct the vote: EKO Real Estate Holdings, LLC - 0; Erik S. Olson - 25,641
Shared power to vote or to direct the vote: EKO Real Estate Holdings, LLC - 1,250,000; Erik S. Olson - 2,347,725
Sole power to dispose or to direct the disposition: EKO Real Estate Holdings, LLC - 0; Erik S. Olson - 25,641
Shared power to dispose or to direct the disposition: EKO Real Estate Holdings, LLC - 1,250,000; Erik S. Olson - 2,347,725

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- EKO Real Estate Holdings, LLC: /s/ Erik S. Olson, Manager (02/04/2026)
- Erik S. Olson: /s/ Erik S. Olson, Erik S. Olson (02/04/2026)